 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* O'Hare, Dean R. (Last) (First) (Middle) 15 Mountain View Road P.O. Box 1615 (Street) Warren, NJ 07061-1615 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol The Chubb Corporation CB 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) November 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
                        Officer                X          Other

Officer/Other
Description           Retired Director and Chairman
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
COMMON	11/20/2002	G |	823.00 | D | $57.745	144,223.00	D
COMMON				2,781.71	I	By ESOP
COMMON				354.00	I (1)	By Self As Cust. For Son
COMMON				354.00	I (2)	By Self As Custodian For Son
COMMON				5,743.00	I (3)	HELD BY PARTNERSHIP

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

O'Hare, Dean R. - November 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
PERFORMANCE SHARE	$0.000					COMMON - 108,073.50		108,073.50	D
STOCK OPTION (4)	$0.000					COMMON - 1,176,979.00		1,176,979.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Nancy J. Obremski, POA ________________________________ 12-04-2002 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

O'Hare, Dean R. - November 2002
Form 4 (continued)
FOOTNOTE Descriptions for The Chubb Corporation CB

Form 4 - November 2002

Dean R. O'Hare
15 Mountain View Road
P.O. Box 1615
Warren, NJ 07061-1615
Explanation of responses:

(1)   Shares are held by Dean R. O'Hare as custodian for son, Dean R. O'Hare, II, under UGMA. Mr. O'Hare disclaims beneficial ownership of all of said shares.
(2)   Shares are held by Dean R. O'Hare as custodian for son, Jason O'Hare, under UGMA. Mr. O'Hare disclaims beneficial ownership of all of said shares
(3)   Held by The O'Hare Family Partnership (OFP). The reporting person disclaims beneficial ownership of Chubb Common Stock held by OFP except to the extent of his pecuniary interest therein.
(4)   All Stock Options are granted in tandem with tax withholding rights.

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